13014579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47826

SEC Mail Processing Section
RECEIVED
MAR 18 2013
Washington DC
193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manarin Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13924 Gold Circle, Suite 102
(No. and Street)

Omaha	NE	68144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Koch 402-330-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13616 California Street, Suite 300	Omaha	NE	68154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Koch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manarin Securities Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
DIXIE L. ROHLFS
My Comm. Exp. Sept. 9, 2015

Deborah Koch
Signature

Chief Compliance Officer
Title

Dixie L. Rohlfs
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manarin Securities Corporation

Index

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(ii).

13616 California Street, Suite 300
Omaha, NE 68154-5336
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Manarin Securities Corporation (the Company) as of December 31, 2012, and the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion
As discussed in Note 5, the Company is the subject of an SEC investigation. Due to the nature of the investigation, no range of potential loss or expected outcome can presently be stated. We were unable to extend our auditing procedures sufficiently to satisfy ourselves as to the adequacy of disclosure and the potential recognition of a minimum contingent liability with respect to this investigation.

Qualified Opinion
In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Manarin Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Lutz & Company, P.C.

March 7, 2013

Manarin Securities Corporation

Statement of Financial Condition

December 31, 2012

ASSETS		
Cash	$	76,086
Concessions Receivable		75,921
Prepaid Expenses		10,790
Secured Demand Note (Note 3)		350,000
Deposits with Clearing Organizations and Others (Note 2)		161,896
TOTAL ASSETS	**$**	**674,693**
LIABILITIES		
Commissions Payable (Note 3)	$	144,317
SUBORDINATED BORROWINGS (Note 3)		350,000
CONTINGENCIES (Notes 5 and 6)		
STOCKHOLDER'S EQUITY		
COMMON STOCK		
$1 Par Value, Authorized, 25,000 Shares		
Issued and Outstanding, 10,000 Shares		10,000
PAID IN CAPITAL		17,453
RETAINED EARNINGS		152,923
Total Stockholder's Equity		180,376
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**674,693**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Operations

Year Ended December 31, 2012

CONCESSIONS AND FEE REVENUES (Note 6)	$ 1,219,687
COMMISSIONS ON CONCESSIONS AND FEE REVENUES (Note 3)	(933,454)
NET CONCESSION AND FEE REVENUES	286,233
OTHER REVENUES	
Interest Income	6,568
Net Unrealized Loss on Investments (Note 2)	(1,151)
Total Other Revenues	5,417
NET REVENUES	291,650
EXPENSES	
Management Fees (Note 3)	399,600
Brokerage and Exchange Fees	101,581
Fidelity Bond and Insurance	34,265
Professional Fees	29,279
Other Expenses	2,163
Total Expenses	566,888
NET LOSS	**$ (275,238)**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2012

Subordinated Borrowings, January 1, 2012	$	350,000
Increase (Decrease)		-
Subordinated Borrowings, December 31, 2012	**$**	**350,000**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2011	$ 10,000	$ 17,453	$ 428,161	$ 455,614
Net Loss	-	-	(275,238)	(275,238)
BALANCES, December 31, 2012	**$ 10,000**	**$ 17,453**	**$ 152,923**	**$ 180,376**

See Notes to Financial Statements.

Manarin Securities Corporation

Statement of Cash Flows

Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(275,238)
Adjustments to Reconcile Net Loss to		
Net Cash Used in Operating Activities		
Changes in Operating Assets and Liabilities		
Increase in Concessions Receivable		(53,824)
Increase in Prepaid Expenses		(523)
Increase in Commissions Payable		113,550
Net Cash Used in Operating Activities		(216,035)
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in Deposits with Clearing Organizations and Others		247,696
Net Increase in Cash		31,661
Cash, Beginning of Year		44,425
Cash, End of Year	**$**	**76,086**

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

Manarin Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Nebraska corporation and offers an array of financial service products including both equity and debt securities and variable annuity insurance products through independent contractor brokers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions receivable and secured demand note are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

Revenue Recognition

Concessions and fee revenue and the related commissions expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S Corporation. Accordingly, taxable income, deductions and credits flow through to the stockholder each year as earned and are reported on his personal income tax returns. Therefore, no provision or liability for current income taxes has been included in the financial statements of the Company.

The Company follows the provisions of FASB Codification Topic 740-10 related to uncertain income tax positions. Management believes there are no uncertain income tax positions taken which would require the Company to reflect a liability for unrecognized tax benefits on the accompanying statement of financial condition.

The Company will make tax related cash distributions to its stockholder in amounts sufficient to cover any income taxes he is required to pay on the Company's taxable income.

The Company reports certain expenses differently for financial statement purposes than for income tax return purposes. At December 31, 2012, there were accumulated temporary differences relating to accrual to cash differences of approximately $48,400 which will decrease income for tax return purposes in the future as they reverse.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statements are available to be issued and may require potential recognition or disclosure in the financial statements. Management has considered such events or transactions through March 7, 2013. See Note 6 for a description of a subsequent event.

2. Fair Value Measurements

FASB Codification Topic 820-10 (FASB 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

U.S. Government Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Deposits with Clearing Organizations and Others:				
U.S. Treasury Bond	$ 36,656	$ -	$ -	$ 36,656

3. Related Party Transactions

Commissions Expense

The Company incurred $548,077 in commission expense to Roland R. Manarin & Associates, Inc. (RMA), a company affiliated by common ownership, for the year ended December 31, 2012. There was $125,967 of commissions payable to RMA at December 31, 2012.

Management Fees

The Company has entered into an agreement for the allocation of certain shared expenses incurred by RMA. Under the terms of the agreement, the Company is allocated its portion of shared expenses when incurred, which amounted to $399,600 for the year ended December 31, 2012. During 2012 the Company amended its agreement due to a declining volume of business as described further in Note 6.

Subordinated Borrowings

The Company has entered into a $350,000 non-interest bearing secured demand note collateral agreement with RMA, due September 2020. This note is collateralized by marketable securities that had a market value of $931,961 and an adjusted market value of $680,058 after deductions for regulatory haircuts at December 31, 2012. Subordinated borrowings are available in the computation of net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimal net capital requirements, they may not be repaid.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $499,657, which was $399,657 in excess of its required net capital of $100,000. The Company's net capital ratio was 28.88 to 1.

5. Contingencies

The Company is the subject of an SEC investigation for which the Company received subpoenas to which it fully complied. The SEC's investigation of the Company is ongoing and appears to relate principally to the Company's receipt of 12b-1 fees and the purchase of certain Class A shares rather than institutional class shares on behalf of a certain fund and partnerships. The Company has fully cooperated with the SEC investigation and is presently unaware whether or not the SEC contemplates any fines or other remedial action. Due to the nature of the investigation, no range of potential loss or expected outcome can presently be stated.

The Company was party to a FINRA arbitration case filed October 15, 2010 seeking damages in excess of $185,000. The matter was dismissed during 2012.

6. Subsequent Event

During 2012, the Company had significantly reduced concessions and fee revenues compared to 2011 and sustained a loss of $275,238 related to a shift in business and fewer broker-dealer transactions. The Company has reviewed business alternatives and has selected an independent introducing broker-dealer to support the Company's ability to service current and future clients and to strengthen product offerings. Registration with the new broker-dealer will begin in April 2013. The Company will be dually registered beginning April 20, 2013 for a period of 120 days, granted by the Nebraska Department of Banking and Finance, to allow transition time to the new broker-dealer. As the Company winds down operations, it will be sold or withdraw from registration during 2013.

SUPPLEMENTAL INFORMATION

13616 California Street, Suite 300
Omaha, NE 68154-5336
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying financial statements of Manarin Securities Corporation as of and for the year ended December 31, 2012, and have issued our report thereon dated March 7, 2013, which contains a qualified opinion on those financial statements due to the inability to audit the adequacy of disclosure and the potential recognition of a minimum contingent liability related to an SEC investigation. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The supplemental information presented hereafter, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to apply adequate procedures regarding the adequacy of disclosure and the potential recognition of a minimum contingent liability related to an SEC investigation, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lutz & Company, P.C.

March 7, 2013

Manarin Securities Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

NET CAPITAL

Total Stockholder's Equity	$	180,376
Subordinated Borrowings Allowable in Computation of Net Capital		350,000
Total Capital and Allowable Subordinated Borrowings		530,376
Deductions		
Nonallowable Assets		
Concessions Receivable		15,553
Deposits with Clearing Organizations and Others		2,910
Prepaid Expenses		10,790
Haircuts on Securities		1,466
Total Deductions		30,719
NET CAPITAL	**$**	**499,657**

AGGREGATE INDEBTEDNESS

Commissions Payable	$	144,317

CAPITAL REQUIREMENTS

Net Capital	$	499,657
Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required		100,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	**$**	**399,657**
EXCESS NET CAPITAL AT 1000 PERCENT	**$**	**485,225**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**28.88 to 1**

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

13616 California Street, Suite 300
Omaha, NE 68154-5336
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements of Manarin Securities Corporation (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

March 7, 2013

Lutz & Company, PC

Accountants & Consultants